GENTOR RESOURCES INC.

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIRST QUARTER OF 2014

The following management’s discussion and analysis (“MD&A”), which is dated as of May 30, 2014, provides a review of the activities, results of operations and financial condition of Gentor Resources Inc. (the “Company” or “Gentor”) as at and for the three month period ended March 31, 2014 as well as future prospects of the Company. This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company as at and for the three-month period ended March 31, 2014 (the “Interim Financial Statements”), together with the MD&A and audited consolidated financial statements of the Company as at and for the year ended December 31, 2013. As the Company’s financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company’s annual report on Form 20-F dated April 30, 2014, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resource estimates, exploration results, potential mineral resources, potential mineralization and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's mineral properties, uncertainties relating to the availability and costs of financing needed in the future, the possibility that future exploration results will not be consistent with the Company’s expectations, failure to establish estimated mineral resources (the Company’s mineral resource figures are estimates and no assurances can be given that the indicated levels of minerals will be produced), changes in equity markets, copper recoveries being less  than those indicated by the metallurgical testwork carried out to date (there can be no assurance that copper recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), changes in commodity prices, fluctuations in currency exchange rates, inflation, political developments in Oman or Turkey, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting geological data and the other risks involved in the mineral exploration business. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

1

General

The Company is a mineral exploration company focused on the discovery and development of mineral resources. The Company’s current main area of activity is located in Turkey, which hosts sectors of the Tethyan Metallogenic Belt prospective for volcanic massive sulphide (“VMS”) deposits.  In April 2014, the Company entered into an agreement with Savannah Resources plc (the "Purchaser") to sell to the Purchaser all of Gentor's properties in Oman (the "Oman Sale").  The Purchaser is an AIM-listed mineral exploration company. The Oman Sale is being effected by way of the sale to the Purchaser of all of Gentor's shares in Gentor's wholly-owned British Virgin Islands subsidiary, Gentor Resources Limited. The interests of Gentor in its properties in Oman are held through the said subsidiary. The Oman Sale reflects Gentor’s focus on its copper exploration properties in Turkey. The consideration for the Oman Sale is comprised of a cash payment of $800,000 payable to the Company on the closing of the Oman Sale, together with the following deferred consideration:

(a)	The sum of $1,000,000, payable to the Company upon a formal final investment decision being made to proceed with the development of a mine at the Block 5 project in Oman.

(b)	The sum of $1,000,000, payable to the Company upon the production of the first saleable concentrate or saleable product from ore derived from the Block 5 project in Oman.

(c)	The sum of $1,000,000, payable to the Company within six months of the payment of the deferred consideration in (b) above.

The Purchaser may elect to pay up to 50% of the above deferred consideration by the issue of shares of the Purchaser to the Company. Closing of the Oman Sale is anticipated to occur shortly.

In Turkey, following the identification by the Company of surface gossans in distal VMS settings, the Company has negotiated two joint venture option agreements with two local Turkish entities. The option agreement that the Company had with respect to the Hacimeter exploration permit in Turkey expired in April 2013. The prime target in these areas in Turkey is copper; however there is a strong association with other base metals and gold.

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As described in the going concern note to the Interim Financial Statements, the Company intends to fund operations through equity financing arrangements, which may be insufficient to fund its capital expenditure, working capital and other cash requirements. The Company’s continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing the mineral properties and the discovery, development and sale of ore reserves. Thus, management uses its judgment in determining whether the Company is able to continue as a going concern.  See also the “Liquidity and Capital Resources” section of this MD&A and the going concern note (note 1) in the Interim Financial Statements.

Turkey

The Company’s exploration activities in Turkey during 2013 comprised detailed geological and more general terrain scale prioritization, target generation and opportunity identification in Central and Northern Turkey. The latter involved the development of a regional exploration database, desk top prospectivity reviews, reconnaissance mapping projects in various districts and a number of visits to mineral properties of interest. This work led to the identification of several highly prospective VMS exploration targets which are being followed up during 2014 (exploration has been conducted at a reduced rate in 2013 and in 2014 given the current difficulties in raising exploration capital). Following the identification by the Company of several surface gossans in distal VMS settings, the Company negotiated joint venture option agreements with two local Turkish entities with details as follows:

The First JV Option Agreement

An option agreement was signed with the first local partner for a 50% share of three permits in the Boyabat area in northern Turkey, with the following terms:

•	A $60,000 cash payment on signature.
•	A minimum expenditure of $140,000, including at least 1,000 metres of drilling, within the option period.
•	Gentor has the right to purchase the VMS rights on the permits for $1,000,000 cash.
•	On expiry of the option period on June 18, 2014, Gentor has the right to sole fund and earn a 75% interest by spending $1.2 million or completing a bankable feasibility study.
•	At 75% the local partner has the right to either contribute or dilute to 10% and subsequently convert to a 2% NSR royalty.

The Second JV Option Agreement

An option agreement was signed with a second local partner for a 50% interest in three additional permits in the Boyabat area in northern Turkey, with the following terms:

•	A $60,000 cash payment on signature.
•	A minimum expenditure of $140,000 over the option period.
•	On expiry of the option period on May 15, 2014, Gentor has the right to sole fund and earn a 75% interest by spending $1.2 million or completing a bankable feasibility study.
•	At 75% the local partner has the right to contribute or dilute to 10% on a formula.
•	Below 10% the local partner has the right to convert to a 2% NSR or be carried through the development stage with Gentor recovering all costs from first production plus a loan coupon.

After the signing of the above option agreements, the attention was directed to these properties. In the first, namely the Karaburun prospect, a 2.5 kilometre long trail of gossanous material was identified, geologically mapped and traversed by geochemical soil profiles. The trail which starts in the JV ground runs into a tender designated area. A 2,100 metre diamond drilling program has been designed and the necessary environmental permit has been received; forestry permit is still pending. This Option has also been extended to December 31, 2014. Similar mapping and soil sampling in the second JV Option ground revealed a one kilometre long gossan marked altered zone. Both the option grounds are considered suitable for VMS- style Cu mineralisation with added possibilities for both Au & Ag. In order to concentrate funds on the Karaburun prospect and in view of the less than expected level of mineralisation at the second JV Option ground this second option was let to lapse on May 15, 2014.

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Oman

The Company’s exploration activities in the Sultanate of Oman have related to the Block 5 and Block 6 exploration permit areas. The work programs for fiscal 2011 and fiscal 2012 consisted mainly of resource drilling and resource estimation at the Mahab 4 and Maqail South prospects, and exploration drilling of geological, geophysical and Versatile Time-Domain Electromagnetic (“VTEM”) targets in the wider permit areas.

Exploration on the Block 5 and Block 6 permit areas between fiscal 2011 and fiscal 2012 had an increased focus on geological-geophysical targets in addition to ongoing testing of VTEM anomalies. Of the 14 prospects drilled during fiscal 2012, 6 were geological targets, 3 were combined geological-geophysical targets and 5 were VTEM anomalies. Thirty six diamond drill holes were completed for approximately 3,800 metres between early January and late July 2012, when drilling stopped. VMS related mineralisation was identified at Maqail, where boulders of massive sulphide were identified in a road cut and intersected in drill core. Significant disseminated to stringer style sulphide mineralisation was also intersected in drill core at Dahwa and Shebibat West. At the end of fiscal 2012, 21 of the original 46 non-cultural VTEM anomalies (46%) had been drill tested. This work led to the discovery of two new VMS deposits at Mahab 4 and Maqail South, both in Block 5. Of the 25 remaining un-drilled VTEM anomalies, 5 are considered a high priority for future drilling while 9 are hosted in rock types considered unlikely to host VMS mineralisation.

Mahab 4 Prospect

The Mahab 4 prospect discovery in Block 5 was made late in fiscal 2010 by following up a high priority positive EM response from the regional (helicopter-borne) VTEM survey flown in April and May of 2010. The VTEM survey highlighted a strong three line (+300 metre) long conductor coincident with a specific horizon within the basalt stratigraphy of the Semail Ophiolite package. The Mahab 4 prospect VTEM anomaly was prioritized for early drilling on the identification of a small surface gossan, exposed malachite and azurite (copper oxides) and the intercalated purple, sea floor sediments (umbers) within the basalt stratigraphy. The anomaly had not been previously drilled or trenched.

The stratigraphic position of the Mahab 4 discovery is the most commonly known mineralised horizon in the Semail Ophiolite of Oman and has been named the "Hatta Position". Along strike to the north, this stratigraphic horizon is believed to host the Hatta deposits being mined by Mawarid Mining LLC, as well as the Lasail, Bayda and Aadja pits mined out by the government parastatal company OMCO in the 1980s and 1990s. Within Block 5, small VMS deposits have been identified on the same horizon at Harah Kilab and Mahab 3 to the north.

Two diamond drill holes for ~315 metres were completed at Mahab 4 during January 2012. These represented the completion of a resource drilling program totaling 50 drill holes for ~6,169 metres that began in February 2011.

H&S Consultants Pty. Ltd. (“H&S”), an Australian based minerals consultancy firm, was commissioned to produce a maiden National Instrument 43-101 resource estimate for Mahab 4. The results of this work were announced by the Company in June 2012; VMS mineralisation at Mahab 4 comprised an Indicated Mineral Resource of 916 kt @ 2.8% Cu, 0.18 g/t Au and 0.54% Zn and an Inferred Mineral Resource of 590 kt @ 0.9% Cu. These resources included a high grade massive sulphide Indicated Mineral Resource component of 400 kt @ 5.0% Cu, 0.35 g/t Au and 0.96% Zn.

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Wardell Armstrong, a U.K. based metallurgical consultancy, was commissioned to undertake scoping level testwork on Mahab 4 mineralisation in early 2012. Two phases of testwork were completed during fiscal year 2012; results from the first were announced by the Company in April 2012. The first phase of testwork considered a composite drill core sample of primary massive sulphide with a head grade of 9.77% Cu. This was successfully upgraded by standard flotation conditions to produce marketable concentrate grades of 20-27% copper at recoveries of 90-94%. The second phase of testwork considered composite massive sulphide and quartz vein stringer samples with representative head grades of 4.05% Cu and 0.86% Cu respectively. For the massive sulphide composite, rougher flotation followed by a single cleaner stage recovered 88.5% of the copper to a concentrate grading 21.4% Cu. For the quartz vein stringer composite, a similar process recovered 90.9% of the copper to a concentrate grading 28.4% Cu.

Maqail South Prospect

The Maqail South prospect was discovered in 2010 by following up a high priority (helicopter-borne) VTEM target from the VTEM survey flown in Block 5 during April and May 2010. The anomaly consisted of a strong 200 metre by 100 metre conductor and associated weaker response, located near the Maqail group of targets previously investigated by the Japan International Cooperation Agency in the 1990's.

Drilling at the Maqail South prospect began in August of 2010 using track-mounted rigs. Discovery came following the identification of several key Cyprus-type VMS exploration vectors in holes GRB5D004 and GRB5D007 - namely a moderately altered/weakly mineralised footwall sequence and seafloor sediments containing sulphide disseminations and weak stringers. Holes GRB5D0023, GRB5D0024 and GRB5D031 intersected 6 metres to 13 metres of mound facies massive sulphide associated with the Geotimes - Lasail seafloor position at depths of between 35 metres and 70 metres below the top of the ridge.

Seven diamond drill holes for ~413.5 metres were completed at Maqail South during January and February of 2012. These represented the completion of a resource drilling program totaling 30 drill holes for ~2,668 metres that began in March 2011.

H&S were commissioned to produce a maiden National Instrument 43-101 resource estimate for Maqail South. The results of this work were announced by the Company in June 2012: VMS mineralisation at Maqail South comprised Inferred Mineral Resources of 160 kt @ 3.8% Cu and 0.14 g/t Au.

Wardell Armstrong was commissioned to undertake scoping level testwork on Maqail South mineralisation in early 2012. A single phase of testwork considered a composite drill core sample of primary massive sulphide with a representative head grade of 3.61% Cu. Rougher flotation followed by a single cleaner stage recovered 94.5% of the copper to a concentrate grading 27.7% Cu.

5

Outlook

Oman

The Company anticipates closing the Oman Sale shortly. Proceeds from this sale will be applied to, among other things, the drilling program planned for the Company's Turkey properties.

Turkey

From the Company’s office base in Ankara, the Company continues its assessment of Turkish projects with a view to the possibility of further joint ventures or acquisition deals. The Company continues its regional evaluation and assessment in the search for volcanogenic massive sulphide mineralisation, in particular. A 2,100 metre diamond drilling program is planned for the Karaburun prospect upon receipt of the required forestry permit.

Qualified Person

Dr. Peter Ruxton, a director of the Company and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Technical Report

Additional information with respect to the Company’s Omani properties is contained in the technical report prepared by H&S Consultants Pty. Ltd., dated June 29, 2012 and entitled "Technical Report on Mineral Resources at Mahab 4 and Maqail South and Exploration Potential of Block 5 and Block 6, Sultanate of Oman". A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company in this MD&A, such as "Inferred Mineral Resources" and "Indicated Mineral Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to closely consider all of the disclosures in the Company's annual report on Form 20-F dated April 30, 2014 relating to the year ended December 31, 2013 and other reports filed pursuant to the United States Securities Exchange Act of 1934 which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Results of Operations

For the three month period ended March 31, 2014, the Company reported a net loss of $1,523,627 ($0.02 per share), as compared to a net loss of $562,073 ($0.01 per share) for the three month period ended March 31, 2013. During the three month period ended March 31, 2014, variances in operating expenses occurred in the expense categories described below as compared to the three month period ended March 31, 2013.

Field camps

Field camps expenses increased to $37,814 during the first quarter of 2014 from $36,970 incurred during the first quarter of 2013. The increase in this category was mainly due to costs incurred related to the Turkey operations.

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Geophysics

Geophysics expenses decreased to $nil during the first quarter of 2014 from $5,000 incurred during the first quarter of 2013. The decrease in this category was mainly due to reduced activities related to the Turkey project.

Geochemistry

Geochemistry expenses decreased to $273 during the first quarter of 2014 from $4,305 incurred during the first quarter of 2013. The decrease in this category was mainly due to a decrease in assaying activities in Oman during the first quarter of 2014.

Geology

Geology expenses decreased to $3,200 during the first quarter of 2014 compared to $56,700 during the corresponding period of 2013. The decrease in this category was due to decreased geological exploration activities in Oman during the first quarter of 2014.

Professional fees

Professional fees decreased to $8,536 during the first quarter of 2014, compared to $21,573 during the corresponding period of 2013. The lower fees realized in 2014 were mainly due to a reduction in consulting and audit fees.

Canadian dollar common share purchase warrants

The loss on Canadian dollar common share purchase warrants was $1,300,391 for the first quarter of 2014 compared to $nil during the corresponding period in 2013. The increase in 2014 is related to the issuance of warrants during the first quarter and the subsequent re-value of the warrants as at March 31, 2014.

General and administrative

General and administrative expenses decreased to $158,009 during the first quarter of 2014, compared to $416,743 incurred during the corresponding period of 2013. The expense items listed below are included in general and administrative expenses:

Travel and promotion

The Company incurred travel and promotion expenses of $13,943 during the first quarter of 2014, compared to $17,549, for the corresponding period of 2013. The decrease was due to a reduction in business promotion activities and travels to Canada, Turkey, and Oman.

Employee benefits

The Company employee benefits expense decreased to $107,974 during the first quarter of 2014, compared to $476,092 for the corresponding period of 2013, due to a reduction of staff company-wide.

Office and sundry

Office and sundry expenses decreased to $34,092 during the first quarter of 2014, compared to $102,632 for the corresponding period of 2013, due to reductions in overhead expenses in Canada, Turkey and Oman.

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Foreign exchange loss

The Company recorded a foreign exchange gain of $1,481 during the first quarter of 2014, compared to a foreign exchange gain of $199,628 for the corresponding period of 2013, due to fluctuations in the value of the United States dollar relative to the Canadian dollar, and Turkish Lira.

Stock based compensation

The fair value of employee stock based compensation expenses recorded during the first quarter of 2014 was $3,480 compared to $20,099 recorded during the corresponding period in 2013. The decrease in 2014 is related to the remaining options vesting in the period compared to the corresponding period in 2013.

Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the last eight quarters, beginning with the first quarter of fiscal 2014. This financial information has been prepared in accordance with US GAAP. The Company’s presentation and functional currency is the United States dollar.

	2014	2013	2013	2013
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter

Net loss	$(1,523,627)	$(18,050,034)	$(428,681)	$(1,066,123)
Net loss per share	$(0.02)	$(0.28)	$(0.01)	$(0.02)
	2013	2012	2012	2012
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter

Net loss	$(562,073)	$(1,204,586)	$(1,312,165)	$(1,632,221)
Net loss per share	$(0.01)	$(0.02)	$(0.02)	$(0.03)

The Company reported a net loss of $1,523,627 during the first quarter of 2014 compared to a net loss of $18,050,034 during the fourth quarter of 2013. The decrease in the loss in the first quarter of 2014 is mainly attributed to the impairment charge of $17,448,198 recorded against the Oman assets recognized in the fourth quarter of 2013.

The Company reported a net loss of $18,050,034 during the fourth quarter of 2013 compared to a net loss of $428,681 during the third quarter of 2013. The increase of $17,621,353 in the fourth quarter is mainly attributed to the impairment charge of $17,448,198 recorded against the Oman assets.

The Company reported a net loss of $428,681 during the third quarter of 2013 compared to a net loss of $1,066,123 in the second quarter of 2013. The decrease of $637,442 in the third quarter is mainly attributed to the reduction in field camp and geophysics expenses with respect to exploration activities related to Turkey.

The Company reported a net loss of $1,066,123 during the second quarter of 2013 compared to a net loss of $562,073 in the first quarter of 2013. The increase of $504,050 in the second quarter was mainly due to increased field camp and geophysics activity related to Turkey.

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The Company reported a net loss of $562,073 during the first quarter of 2013 compared to a net loss of $1,204,586 in the fourth quarter of 2012. The decrease of $642,513 was mainly due to decreased general and administration expenses of $534,632 and decreased professional fees of $83,110.

The Company reported a net loss of $1,204,586 during the fourth quarter of 2012 compared to a net loss of $1,312,165 in the third quarter of 2012. The decrease of $107,579 was mainly due to decreased drilling and geophysics expenses that were partially offset by increased general and administrative expenses.

The Company reported a net loss of $1,312,165 during the third quarter of 2012 compared to a net loss of $1,632,221 in the second quarter of 2012. The decrease of $320,056 was mainly due to decreased general and administration expenses related to new Turkey project costs incurred in the second quarter of 2012 that were not incurred in the third quarter of 2012. The decrease in costs was partially offset by increased drilling (in Turkey) expenses in the third quarter of 2012.

Liquidity and Capital Resources

The Company has historically relied primarily on equity financings to fund its activities. Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future.

The Company’s cash balance at March 31, 2014 was $97,837 compared to $30,709 as at December 31, 2013. The foregoing increase in the cash balance was primarily due to the financings completed in January and February of the first quarter of 2014.

On January 29, 2014 the Company closed a non-brokered private placement of 7,500,000 units of the Company at a price of $0.0474 (Cdn$0.0525) per unit for gross proceeds to the Company of $355,596 (Cdn$393,750). Each such unit is comprised of one common share of the Company and one warrant of the Company with each such warrant entitling the holder to purchase one common share of the Company at a price of $0.063 (Cdn$0.07) for a period of two years. Arnold T. Kondrat, a director and officer of the Company, was the purchaser of all of the said units.

On February 20, 2014 the Company closed a non-brokered private placement of 2,000,000 units of the Company at a price of $0.068 (Cdn$0.075) per unit for gross proceeds to the Company of $135,150 (Cdn$150,000). Each such unit is comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of $0.0901 (Cdn$0.10) for a period of two years.

Taking into account the 2014 financings and assuming the completion of the Oman Sale, the Company anticipates that the Company’s cash position will be sufficient to fund its activities and corporate overhead until the end of 2014. The Company will need to raise additional funds to meet its financial obligations and to continue its activities past 2014. The Company expects to raise such additional funds through offerings of its equity securities. However, there is no assurance that such financing will be available on acceptable terms, if at all. If the Company raises additional funds by issuing additional equity, the ownership percentages of existing shareholders will be reduced and the securities that the Company may issue in the future may have rights, preferences or privileges senior to those of the current holders of the Company’s common shares. Such securities may also be issued at a discount to the market price of the Company’s common shares, resulting in possible further dilution to the book value per share of common shares. If the Company is unable to raise sufficient funds through equity offerings, the Company may need to sell an interest in its properties. There can be no assurance the Company would be successful in selling any such interest.

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Total assets as at March 31, 2014 were $1,075,545 compared to $1,027,955 as at December 31, 2013. The change in these balances reflects an increase in cash and the depreciation of capital assets since December 31, 2013.

Current liabilities as at March 31, 2014 were $878,886 compared to $1,105,487 as at December 31, 2013. This decrease in current liabilities is the result of timing of payment of accounts payable and amounts due to related parties incurred during 2013.

Exploration and Evaluation Expenditures

The following tables provide a breakdown of the Company's exploration and evaluation expenditures incurred during the first quarter of 2014 and 2013:

March 31, 2014	Oman Project	Turkey Project	Total
Field camps expenses	-	37,814	37,814
Geophysics	-	-	-
Surveying	-	-	-
Geochemistry	273	-	273
Geology	-	-	-
Mineral properties	-	-	-
Drilling	-	-	-
Environmental testing	-	-	-
Professional fees	-	-	-
General & administration	68,734	5,629	74,363
Foreign exchange	(923)	2,801	1,878
Stock compensation expense	3,200	-	3,200
Depreciation and amortization	4,351	4,555	8,906
Gain on capital asset sale	-	-	-
TOTAL	$75,635	$50,799	$126,434

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31-Mar-13	Oman Project	Idaho Project	Turkey Project	Total
Field camps expenses	11,550	-	25,420	36,970
Geophysics	-	-	-	-
Surveying	-	-	-	-
Geochemistry	370	-	3,935	4,305
Geology	-	-	-	-
Mineral properties	-	-	-	-
Drilling	-	-	-	-
Environmental testing	-	-	-	-
Professional fees	4,864	-	4,163	9,027
General & administration	307,208	1,008	45,926	354,142
Foreign exchange	1,165		(218,004)	(216,839)
Stock compensation expense	56,700	-	-	56,700
Depreciation and amortization	14,154	-	4,504	18,658
Gain on capital asset sale	-	-	-	-
TOTAL	$396,011	$1,008	$(134,056)	$262,963

Outstanding Share Data

The authorized share capital of the Company consists of 500,000,000 common shares, with a par value of $0.0001 per share. As at May 30, 2014, the Company had outstanding 72,253,840 common shares, warrants to purchase a total of 8,500,000 common shares and 3,030,000 stock options.

Related Party Transactions

As of March 31, 2014, a balance of $nil advanced to the Company from Lloyd J. Bardswich, (a former officer and director of the Company and currently the sole director and officer of Gentor Idaho, Inc.) was outstanding (December 31, 2013 - $79,840).

As of March 31, 2014, an amount of $93,001 (December 31, 2013 - $93,001) was due to Dr. Peter Ruxton, a director of the Company. During the three months ended March 31, 2014, the Company reimbursed travel and other office expenses incurred on behalf of Dr. Ruxton in the amount of $nil (December 31, 2013 - $8,840).

As of March 31, 2014, an amount of $64,656 (December 31, 2013 - $64,297) representing common office expenses was due to Banro Corporation, a corporation with common directors.

As of March 31, 2014, an amount of $nil (December 31, 2013 - $90,000) was advanced to the Company by Arnold Kondrat, a director and officer of the Company.

All related party transactions are in the normal course of operations and are measured at the exchange amount as determined by management.

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Recent Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” (“ASU 2014-08”).  ASU 2014-08 change the requirements for reporting discontinued operations in Subtopic 205-20. A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. ASU 2014-08 is effective prospectively for interim and annual periods beginning after December 15, 2014, with early adoption permitted.  The Company does not anticipate material impacts on its consolidated financial statements upon adoption.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the consolidated financial statements of the Company.

Significant Accounting Estimates

The preparation of the Company’s consolidated financial statements in conformity with US GAAP requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Company’s financial statements included the following:

Mineral properties and exploration costs

Exploration costs pertaining to mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the probable reserves. The Company is in the exploration stage and has not yet realized any revenue from its planned operations.

Asset Impairment

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets.  If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value.  As at March 31, 2014, no impairment was recorded against the carrying value of mineral properties.

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Income taxes

Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not.

Accounting Standards Codification 740, “Income Taxes” requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At March 31, 2014, the Company has no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

Stock based compensation

The Company has a stock option plan, which is described in note 9(c) of the Interim Financial Statements. The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. The Company estimates that all options will vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Black-Scholes option-pricing model is used to estimate values of all stock options granted. In 2014 no options were granted (no options granted in 2013).

Fair value of financial instruments

The Company follows SFAS 157 (ASC 820-10) for its financial assets and financial liabilities that are re-measured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

The Company has Canadian dollar denominated warrants, the liability portion of which are considered derivative financial instruments requiring re-measurement at each reporting period. The Black-Scholes option-pricing model was used to estimate values of the Canadian dollar common share purchase warrants granted based on the following assumptions:

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(i)	Risk-free interest rate: 0.96% - 1.00%, which is based on the Bank of Canada marketable bonds, average yield 1-3 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants
(ii)	Expected volatility: 174.63% - 176.81%, which is based on the Company’s historical stock price
(iii)	Expected life: 2 year
(iv)	Expected dividends: $Nil

At March 31, 2014, the carrying values of the Company’s cash, accounts payable and accrued liabilities approximate fair value.

The fair value of warrants would be included in the hierarchy as follows:

Fair Value Measurements at Reporting Date Using:

March 31, 2014

Assets:	Level 1	Level 2	Level 3

Canadian dollar common share purchase warrants	-	$1,522,875	-

December 31, 2013

Assets:	Level 1	Level 2	Level 3

Canadian dollar common share purchase warrants	-	-	-

Financial Risk Management

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Omani rials, Canadian dollars, Turkish liras and British pounds. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component of the consolidated statement of operations. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at March 31, 2014. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Omani rial, the Turkish Lira and Canadian dollar as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Omani rial and Canadian dollar would have had the equal but opposite effect as at March 31, 2014.

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		Canadian	Turkish	British
	Omani Rial	Dollar	Lira	Pounds
	$	$	$	$
Cash	7,598	30,276	111,353	-
Prepaids and advances	1,150	19,980	107,495	-
Accounts payable	-	(80,790)	(13,047)	(58,888)
Accrued liabilities	(82,827)	-	-	-
Total foreign currency working capital	(74,079)	(30,534)	205,801	(58,888)
US$ exchange rate at March 31, 2014	2.5898	0.9046	0.4510	1.6672
Total foreign currency net working capital in US$	(191,848)	(27,621)	92,816	(98,178)
Impact of a 10% strengthening of the US$ on net loss	(19,185)	(2,762)	9,282	(9,818)

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

Title Risk

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it holds rights, the Company cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mineral properties.

Other Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

The only potential sources of future funds for further exploration programs are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration. There is no assurance that such sources of financing will be available on acceptable terms, if at all. In the event that commercial quantities of minerals were to be found on the Company's properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company's properties are in the exploration stage only and none of the properties contain a known body of commercial ore. The Company currently operates at a loss and does not generate any revenue from its mineral properties. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration programs will result in a profitable commercial mining operation.

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The Company's mineral resources are estimates and no assurances can be given that the indicated levels of minerals will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that its resource estimates are well established, by their nature resource estimates are imprecise and depend, to a certain extent, upon statistical inferences, which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that copper recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Company's exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to mineral exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of copper has fluctuated widely. The future direction of the price of copper will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of copper, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of copper.

The natural resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.

Reference is made to the Company's annual report on Form 20-F dated April 30, 2014 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

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